[redacted]

08027052

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50125

Mail Processing Section
FEB 27 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odd Lot Bonds, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 10 2008
THOMSON
FINANCIAL

18851 NE 29th Avenue Suite 721
(No. and Street)

Aventura (City) FL (State) 33180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Yagman (786) 787-0370
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E (Address) Boca Raton (City) Florida (State) 33431 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 27 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/7/08

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odd Lot Bonds, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida
Miami-Dade County

Margaret Powell
Commission #DD609941
Expires: OCT. 30, 2010
www.AaronNotary.com

2/26/08

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

ODD LOT BONDS, INC.

FINANCIAL STATEMENTS

December 31, 2007

ODD LOT BONDS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2007

	Page
INDEPENDENT AUDITOR'S REPORT	F-1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	F-2
Statement of Operations	F-3
Statement of Changes in Stockholder's Equity	F-4
Statement of Cash Flows	F-5
Notes to the Financial Statements	F-6–F-8
INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION	F-9
SUPPLEMENTARY INFORMATION:	
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1	F-10
Statement Pursuant to Rule 17a-5(d)(4)	F-11
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	F-11
Statement Pursuant to Exemptive Provision Under Rule 15c-3-3	F-11

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida 33180

We have audited the accompanying statement of financial condition of Odd Lot Bonds, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odd Lot Bonds, Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Boca Raton, Florida
February 11, 2008

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ODD LOT BONDS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	$	31,594
Receivable from Broker-Dealers and Clearing Organizations		98,482
Marketable Securities, at Market Value		45,920
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $9,991		637
Other Assets		1,810
	$	178,443

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Liabilities	$	14,176
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 1,000,000 Shares; Issued 216,700 Shares		2,167
Additional Paid-in Capital		253,509
Accumulated Deficit		(91,409)
Total Stockholder's Equity		164,267
	$	178,443

The Accompanying Notes are an Integral
Part of These Financial Statements

ODD LOT BONDS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE		
Trading and Commission Income	$	414,387
Other Income		39,396
Interest Income		16,357
		470,140
EXPENSES		
Employee Compensation and Benefits		233,662
Clearance Fees		122,385
Communications and Data Processing		29,787
Interest		1,011
Occupancy		26,772
Other		70,343
		483,960
Net Loss	$	(13,820)

The Accompanying Notes are an Integral
Part of These Financial Statements

ODD LOT BONDS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER' S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2007	$ 2,167	$ 225,009	$ (77,589)	$ 149,587
Net Loss	-	-	(13,820)	(13,820)
Contributions	-	28,500	-	28,500
Balance, December 31, 2007	$ 2,167	$ 253,509	$ (91,409)	$ 164,267

ODD LOT BONDS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(13,820)
Adjustments to Reconcile Net Loss to Net Cash		
(Used in) Operating Activities:		
Depreciation and Amortization		364
Change in Assets and Liabilities:		
(Increase)Decrease In:		
Receivable from Broker-Dealers and Clearing Organizations		(39,452)
Marketable Securities		31,446
Increase In:		
Accounts Payable and Accrued Liabilities		4,131
Net Cash Used in Operating Activities		(17,331)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by Stockholder		28,500
Increase in Cash		11,169
Cash:		
Beginning		20,425
Ending	$	31,594
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	1,011

The Accompanying Notes are an Integral
Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Odd Lot Bonds, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Furniture and Office Equipment

Furniture and office equipment is stated at cost.

Depreciation is computed primarily on an accelerated basis over the estimated useful lives of the respective assets, generally three to seven years.

Marketable Securities

Marketable securities are valued at market value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and is included in Trading and Commission Income on the statement of operations.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents that are not held for sale in the ordinary course of business.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2007, consist of a broker receivable of $48,250 and interest receivable of $232.

The Company clears all of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any amounts due to broker-dealers ($10,127 at December 31, 2007) are included in accounts payable and accrued liabilities and normally collateralized by securities owned by the Company.

The Company's clearing agreement requires that the Company maintain a minimum deposit of $50,000, which can be in the form of cash, treasury bills or fully paid-for securities. At December 31, 2007 a clearing deposit in the amount of $50,000 is included as a receivable from broker-dealers and clearing organizations on the statement of financial condition.

NOTE 3: MARKETABLE SECURITIES

Marketable securities owned consist of trading securities at market values as of December 31, 2007 as follows:

Obligations of U.S. Government	$	45,877
Equity Positions		43
	$	45,920

NOTE 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5: CONTRACTUAL COMMITMENTS

For the year ended December 31, 2007, the Company leased its office space on a month-to-month basis, with monthly rental payments of approximately $2,200, including common area maintenance and utilities. Total occupancy expense for the year ended December 31, 2007 was $26,772.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $159,583, which was $59,583 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

We have audited the accompanying financial statements of Odd Lot Bonds, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 11, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Boca Raton, Florida
February 11, 2008

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ODD LOT BONDS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	14,176
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	164,267
Deductions:		
Nonallowable Assets		
Petty Cash		300
Furniture and Office Equipment, Net		637
Other Assets		1,810
Total Nonallowable Assets		2,747
Net Capital Before Haircuts on Securities Positions		161,520
HAIRCUTS ON SECURITIES POSITIONS:		
Obligations of U.S. Government		1,920
Corporate Stocks and Bonds		17
		1,937
Net Capital	$	159,583
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	59,583
Excess Net Capital at 1000%	$	158,165
Ratio of Aggregate Indebtedness to Net Capital		0.09

ODD LOT BONDS, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	170,031
Entry to Reconcile Broker Receivable to Brokerage Statements		(10,438)
Additional Haircut on Corporate Stocks and Bonds		(10)
Net Capital Per Above	$	159,583

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2007 to December 31, 2007, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

Goldstein
Lewin & Co.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Odd Lot Bonds, Inc. (the "Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.glcpa.com

Ft. Lauderdale Office
1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
(reply to Boca address)

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
February 11, 2008

END